Exhibit 1.02

UNITED STATIONERS INC.

Conflict Minerals Report

For the period from January 1, 2013 to December 31, 2013

This is the Conflict Minerals Report (“Report”) of United Stationers Inc. (referred to herein as “United Stationers,” “we” and “our”) for the 2013 calendar year, pursuant to Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). Certain capitalized terms used but not defined herein have the meanings assigned to them in the Rule.

I.	Overview

United Stationers is primarily a distributor of products manufactured by others; however, we may be deemed by the Rule to manufacture or contract to manufacture a limited number of products that contain Conflict Minerals (the “Products”) by virtue of our limited involvement affixing one or more components to a product manufactured by a third party. As described in our Form SD for the period from January 1, 2013 to December 31, 2013 (the “2013 Form SD”), we conducted a good faith reasonable country of origin inquiry regarding the Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals contained in the Products originated in the Covered Countries and whether any of the Conflict Minerals contained in the Products were from recycled or scrap sources. Based on this reasonable country of origin inquiry, we determined that we have no reason to believe that the Conflict Minerals contained in our Products, other than the one Conflict Mineral described below, may have originated in the Covered Countries.

II.	Reasonable Country of Origin Inquiry and Due Diligence Process

In response to our reasonable country of origin inquiry, which is described in more detail in our 2013 Form SD, only one direct supplier was unable to provide us with a reasonable assurance that the Conflict Minerals in our Products did not originate from the Covered Countries (the “Unknown Source Conflict Minerals”). The Unknown Source Conflict Minerals are used in our cable cut into specific lengths. Accordingly, we conducted due diligence by inquiring further about the source and chain of custody of such Conflict Minerals, including review of an Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative Conflict Minerals Reporting Template completed by the supplier. Our due diligence measures have been designed to be in conformity, in all material respects, with the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition.

More generally, we have established management systems to support the execution of our Conflict Minerals program and to ensure it operates efficiently and is sustainable into the future. These systems include processes to identify Conflict Minerals in any products we may be deemed to manufacture or have contracted to be manufactured and to engage relevant first-tier suppliers and request information from them regarding Conflict Minerals, and to collect, analyze and retain any such information received from them.

III.	Due Diligence Results

As described above, we requested additional information from the direct supplier of the Unknown Source Conflict Minerals in an effort to identify the facilities used to process the Conflict Minerals contained in our products. Our direct supplier advised us that it was in the process of conducting its own due diligence on the source of the Conflict Minerals, but was not currently able to identify the smelters and refiners that support our specific products.

Accordingly, based on the results of our due diligence process, we have determined that our products manufactured during calendar year 2013 are DRC conflict undeterminable.

IV.	Steps to be Taken to Mitigate Risk

We intend to continue to engage with any direct suppliers of Conflict Minerals to increase the content and quality of their responses to enable us to identify the sourcing of the Conflict Minerals and determine whether they originate from refiners determined to be conflict-free through the Conflict-Free Smelter Program.